*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

New Relic, Inc.

in connection with Registration Statement

on Form S-1 (File No. 333-200078)

David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA EDGAR AND COURIER

November 19, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Matthew Crispino
Ms. Melissa Kindelan
Mr. Patrick Gilmore

RE:	New Relic, Inc.
Registration Statement on Form S-1
Registration No. 333-200078

Ladies and Gentlemen:

On behalf of our client New Relic, Inc. (the “Company”), please find below supplemental information in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-200078) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company supplementally advises the Staff that on the date hereof, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters for the Company’s proposed initial public offering (“IPO”) and on behalf of the underwriters, advised the Company that, based on current market conditions, they would recommend a preliminary estimated price range of between $[****] and $[****] per share of the Company’s common stock for the IPO (the “Preliminary IPO Price Range”).

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800    T: (415) 693-2000    F: (415) 693-2222    WWW.COOLEY.COM

November 19, 2014

Page Two

This Preliminary IPO Price Range reflects the estimated public offering price range of the shares to be sold in the public markets, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability or illiquidity discount. The Preliminary IPO Price Range also assumes a successful IPO in the very near term, with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately-held company.

Due to the volatilities evident in the market for recent IPO issuers, the Preliminary IPO Price Range may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The spread within the price range will be no more than 20%, assuming the maximum price is greater than $10.00 per share.

Based on the Preliminary IPO Price Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary IPO Price Range, or at all, the Company believes that the recent contemporaneous valuations of its per share stock price, as described in the Registration Statement, including the assumptions reflected therein, are consistent with and supported by the underwriters’ preliminary estimate. As a result, the Company believes that the amount of its previously recorded stock-based compensation expense is appropriate.

Since January 1, 2014, the Company granted stock options as follows:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Share ($)	Fair Value Per Share for Financial Reporting Purposes ($)
February 5, 2014	150,500	15.97	18.83
May 15, 2014	1,485,000	16.93	16.93
July 31, 2014	545,100	17.51	15.53

The exercise price of each of the grants above was equal to the fair value of the Company’s common stock determined by the Company’s board of directors (“Board”) on the applicable grant date. In connection with the preparation of the Company’s financial statements for the fiscal quarter ended September 30, 2014, the Company estimated the fair value of its common stock for financial reporting purposes in light of its financial performance and prospects and the conditions in the capital markets. As a result, the Company determined that, solely for financial reporting purposes, the fair value of its common stock was $15.53 for the July 31, 2014 grants, which was lower than the fair market value determined in good faith by the Company’s Board. The valuations above reflected the lack of marketability and liquidity of the Company’s common stock on the applicable dates and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering in the very near term and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public markets without liquidity and marketability discounts. [****] The Company also notes that the above grants were awarded far in advance of the potential IPO and that the most significant difference between the exercise price per share and fair value per share for financial reporting purposes for the July 2014 grants and the Preliminary IPO Price Range was the discount for lack of marketability used in the July 31, 2014 valuation.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800    T: (415) 693-2000    F: (415) 693-2222    WWW.COOLEY.COM

November 19, 2014

Page Three

After July 31, 2014, the Board has not granted any options. The Company supplementally advises the Staff that it plans to make option grants during the week of November 24, 2014, reflecting an exercise price of $[****] per share, which is near the [****] of the Preliminary IPO Price Range. The Company undertakes to describe the aforementioned stock option grants in a pre-effective amendment to the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 101 California Street, 5th Floor, San Francisco, California 94111-5800.

*  *  *  *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (415) 693-2177 or Drew Williamson, of this office, at (415) 693-2199.

Very truly yours,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Lewis Cirne, New Relic, Inc.
Mark Sachleben, New Relic, Inc.
Robin Schulman, New Relic, Inc.
Jeffrey Vetter, Fenwick & West LLP
James Evans, Fenwick & West LLP
Edwin Hormozian, Deloitte & Touche LLP
Craig Jacoby, Cooley LLP
Drew Williamson, Cooley LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800    T: (415) 693-2000    F: (415) 693-2222    WWW.COOLEY.COM